UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 15)*

POWER SOLUTIONS INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

73933G 20 2

(CUSIP Number)

Gary S. Winemaster

c/o Power Solutions International, Inc.

201 Mittel Drive

Wood Dale, Illinois 60191

(630) 350-9400

Copy to:

William Buzogany, Esq.

c/o Power Solutions International, Inc.

201 Mittel Drive

Wood Dale, Illinois 60191

(630) 350-9400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 21, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 73933G 202	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSON Gary S. Winemaster
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,880,896
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,880,896
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,880,896(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.53%(1)
14	TYPE OF REPORTING PERSON IN

(1)	Based on 10,921,835 outstanding shares of the Issuer’s common stock as of the date of this Amendment No. 15 to Schedule 13D. The beneficial ownership percentage is calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

CUSIP No. 73933G 202	Page 2 of 6 Pages

Item 1.	Security and Issuer

This Amendment No. 15 to Schedule 13D (“Amendment No. 15”) relates to the shares of common stock, par value $0.001 per share (“Common Stock”), of Power Solutions International, Inc., a Delaware corporation (the “Issuer”), and amends the Schedule 13D filed on May 9, 2011, as amended by Amendment No. 1 to Schedule 13D, filed on November 14, 2011, as further amended by Amendment No. 2 to Schedule 13D filed on September 24, 2012, as further amended by Amendment No. 3 to Schedule 13D, filed on January 2, 2013, as further amended by Amendment No. 4 to Schedule 13D, filed on January 16, 2013, as further amended by Amendment No. 5 to Schedule 13D filed on February 2, 2013, as further amended by Amendment No. 6 filed on March 14, 2013, as further amended by Amendment No. 7 filed on April 11, 2013, as further amended by Amendment No. 8 filed on April 23, 2013, as further amended by Amendment No. 9 filed on May 9, 2013, as further amended by Amendment No. 10 filed on July 25, 2013, as further amended by Amendment No. 11 filed on December 18, 2013, as further amended by Amendment No. 12 filed on January 3, 2014, as further amended by Amendment No. 13 filed on June 17, 2014, as further amended by Amendment No. 14 filed on August 18, 2015 (as further amended by this Amendment No. 15, the “Schedule 13D”). The principal executive offices of the Issuer are located at 201 Mittel Drive, Wood Dale, Illinois 60191.

This Amendment No. 15 is being filed by Gary S. Winemaster (the “Reporting Person”) to furnish the additional information set forth herein. Except as specifically provided herein, this Amendment No. 15 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 2.	Identity and Background

Except for information provided in Amendment No. 2 to this Schedule 13D, all information pertaining to the identity and background of the Reporting Person remains the same.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following:

The Issuer has entered in that certain Share Purchase Agreement, dated as of March 20, 2017 (the “Purchase Agreement”), by and between the Issuer and Weichai America Corp. (“Weichai” or the “Purchaser”). In connection with the Purchase Agreement, the Reporting Person entered into that certain Shareholders Agreement, dated as of March 20, 2017 (the “Shareholders Agreement”), by and among the Issuer, the Purchaser, the Reporting Person and Kenneth Winemaster, and the Issuer entered into that certain Strategic Collaboration Agreement, dated as March 20, 2017 (the “Collaboration Agreement”), by and between the Issuer and an affiliate of Weichai. At the closing of the Purchase Agreement, the Issuer and Weichai will also enter into an Investor Rights Agreement (“Rights Agreement”). The Issuer’s Form 8-K, filed with the Securities and Exchange Commission on March 27, 2017 and attached hereto as Exhibit 1 (the “Form 8-K”), is incorporated herein by reference. Capitalized terms defined in the Form 8-K and not defined in this Schedule 13D shall have the meanings set forth in the Form 8-K.

CUSIP No. 73933G 202	Page 3 of 6 Pages

Purchase Agreement and Warrants

The Purchase Agreement provides for the Issuer at the closing to issue and sell to the Purchaser (i) 2,728,752 shares of common stock, par value $0.001 per share, of the Issuer (“Common Stock”) for an aggregate purchase price of $21,830,016, or $8.00 per share, (ii) 2,385,624 shares of Series B Convertible Perpetual Preferred Stock, par value $0.001 per share, of the Issuer (“Preferred Stock”) (automatically convertible into 4,771,248 shares of Common Stock upon the effectiveness of the Written Consent discussed below) for an aggregate purchase price of $38,169,984, or $16.00 per share of Preferred Stock (reflecting an as converted price of $8.00 per share of Common Stock) and (iii) a stock purchase warrant exercisable for 4,055,709 shares of Common Stock, or such number of additional shares of Common Stock such that upon exercise the Purchaser holds an aggregate number of shares of Common Stock equal to 51% of the Common Stock outstanding (the “2018 Warrant”). The Purchase Agreement required the Issuer immediately after its execution to use reasonable best efforts to deliver an irrevocable stockholder written consent (the “Written Consent”) executed by Kenneth Winemaster and the Reporting Person, the Issuer’s majority controlling stockholders (the “Founding Stockholders”), consenting to the adoption of resolutions approving the conversion of the Preferred Stock into Common Stock, the issuance of Common Stock and/or Preferred Stock upon the exercise of the 2018 Warrant and the Additional Warrant, and the proxy, board representation and voting rights set forth in the Shareholders Agreement and the Rights Agreement (collectively, the “Stockholder Proposal”). The Written Consent has been obtained and will not be effective until twenty days following the distribution of an information statement to the Issuer’s stockholders. The Issuer is also obligated to cause the Founding Stockholders to enter into a Stock Pledge Agreement (the “Stock Pledge Agreement”) relating to the pledge of 4,180,545 shares of Common Stock collectively owned by the Founding Stockholders consistent with terms specified in the Purchase Agreement and the Shareholders Agreement, the effect of which, among other things, will confer upon the Purchaser either the record ownership or the voting power associated with such shares of Common Stock effective if the Written Consent has not become effective within one year following the closing under the Purchase Agreement.

This description of the Purchase Agreement is qualified in its entirety by reference to the complete terms of the Purchase Agreement, which is attached hereto as Exhibit 3 and incorporated herein by reference.

Investor Rights Agreement

The Issuer and the Purchaser will enter into the Rights Agreement on the closing of the Purchase Agreement. The Rights Agreement provides the Purchaser with representation on the Issuer’s board of directors (the “Board”) and management representation rights.

The Rights Agreement also requires Weichai and the Founding Stockholders (including the Reporting Person) to be subject to a standstill agreement whereby such parties agree not to acquire additional shares of Common Stock (excluding certain limited exceptions) until the earlier of (a) three (3) years following closing, (b) the date when Weichai exercises the 2018

CUSIP No. 73933G 202	Page 4 of 6 Pages

Warrant in full, or (c) the occurrence of a change of control sale event, other than certain limited exceptions or with the consent of at least seventy-five percent (75%) of the members of the Board.

This description of the Rights Agreement is qualified in its entirety by reference to the complete terms of the Rights Agreement, which is attached hereto as Exhibit 5 and incorporated herein by reference.

Shareholders Agreement

The Shareholders Agreement entered into by the Founding Stockholders, the Issuer and Weichai requires, inter alia, the Founding Stockholders to refrain from revoking or seeking to revoke the Written Consent and to reject any other transaction, proposal, agreement or action which is made in opposition to the Stockholder Proposal or in competition or inconsistent with the Stockholder Proposal. The Shareholders Agreement also requires the Founding Stockholders to pledge collectively 4,180,545 shares of Common Stock as required pursuant to the Purchase Agreement and/or to grant to Weichai a proxy for shares of their Common Stock such that Weichai has the right to vote a number of shares of Common Stock held by the Founding Stockholders equal to the number of shares of Common Stock into which Weichai’s shares of Preferred Stock would otherwise be convertible, such pledge and/or proxy to become effective if the Written Consent has not become effective within one year following the closing under the Purchase Agreement. Such pledge and/or proxy shall terminate upon the conversion of Weichai’s shares of Preferred Stock into Common Stock. The Shareholders Agreement, commencing upon the closing, also prohibits the Founding Stockholders from voting on certain prescribed fundamental corporate matters unless previously agreed in writing by the Purchaser and obligates the Founding Stockholders to not vote to remove any Weichai Directors, nor vote on any action to reduce or increase the size of the Board and to vote in favor of the Weichai Directors at any annual or special meeting of stockholders or in connection with any action by written consent in lieu of any such meeting. The Shareholders Agreement requires the Company to maintain a Nominating and Governance Committee comprised of a majority of independent directors. The Reporting Person has committed to facilitate a reconstitution of the Board to meet the Company’s requirements. Consistent with this commitment, the Shareholders Agreement contemplates that the Reporting Person will end his tenure with the Board on or before April 6, 2017 as provided therein. The Shareholders Agreement provides that the Nominating Committee shall have the exclusive authority to nominate non-Weichai Directors for election by the stockholders of the Company, but does not otherwise obligate the Purchaser or the Founding Stockholders to vote in favor of or against the election of any such nominees. The Shareholders Agreement further provides that unless prohibited by applicable laws or stock exchange requirements, Weichai shall have the right to nominate all of the Weichai Directors as non-independent directors.

The Shareholders Agreement contains a right of first refusal which obligates the Founding Stockholders prior to the transfer of any shares of Common Stock (or other equity securities of the Company), other than to certain prescribed permitted transferees and certain excepted transfers, to first offer to sell such securities to Weichai in accordance with the procedures set forth in the agreement. This description of the Shareholders Agreement is qualified in its entirety by reference to the complete terms of the Shareholders Agreement, which is attached hereto as Exhibit 6 and incorporated herein by reference.

CUSIP No. 73933G 202	Page 5 of 6 Pages

Except as described above, the Reporting Person has no plan or proposal to: (i) acquire or dispose of securities of the Issuer, except that the Reporting Persons may, from time to time and at any time, acquire additional equity, debt, notes, instruments or other securities (collectively, “Securities”) of the Issuer in the open market or otherwise and he reserves the right to dispose of any or all of their Securities in the open market or otherwise, at any time and from time to time, and to engage in any hedging or similar transactions with respect to the Securities; (ii) have the Issuer or any of its subsidiaries be involved in any extraordinary corporate transaction such as a merger, reorganization or liquidation or to engage in a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iii) make any change in the directors or management of the Issuer; (iv) make any material change in the present capitalization or dividend policy of the Issuer; make any other material change in the Issuer’s business or corporate structure; (v) make any change in the charter, bylaws or instruments corresponding thereto or take other actions which may impede the acquisition of control of the Issuer by any person; (vi) cause a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association (vii) cause a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act; or (vii) take any action similar to those enumerated above.

Notwithstanding the foregoing, the Reporting Person intends to act in accordance with the terms of the Shareholders Agreement, Stock Pledge Agreement and any other instrument or agreement entered into in connection therewith.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a), (b) 10,921,835 shares of Common Stock are outstanding as of March 27, 2017, the date of this Amendment No. 15. Based on the foregoing, the 3,880,896 shares of Common Stock (the “Reported Shares”) beneficially owned by the Reporting Person, represent approximately 35.53 % of the Common Stock outstanding as of the date of this Amendment No. 15. Such beneficial ownership percentage is calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

The Reporting Person has the sole power to vote or direct the vote of, and the sole power to dispose or direct the disposition of, the Reported Shares; provided that, upon entry into the Stock Pledge Agreement discussed in Item 4 above, the Reporting Person will share voting power with the Purchaser.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended by adding the following:

Reference is made to Item 4 which is incorporated herein by reference.

CUSIP No. 73933G 202	Page 6 of 6 Pages

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Form 8-K of Power Solutions International, Inc. filed with the Securities and Exchange Commission on March 27, 2017 (the “Form 8-K”).

Exhibit 2	Form of Certificate of Designation of Series B Convertible Perpetual Preferred Stock of Power Solutions International, Inc. (filed as Exhibit 3.1 to the Issuer’s Form 8-K, and incorporated herein by reference).

Exhibit 3	Share Purchase Agreement among Power Solutions International, Inc. and Weichai America Corp., dated as of March 20, 2017 (filed as Exhibit 10.1 to the Issuer’s Form 8-K, and incorporated herein by reference).

Exhibit 4	Form of Warrant to Purchase Shares of Power Solutions International, Inc. (filed as Exhibit 10.2 to the Issuer’s Form 8-K, and incorporated herein by reference).

Exhibit 5	Form of Investor Rights Agreement between Power Solutions International, Inc. and Weichai America Corp. (filed as Exhibit 10.3 to the Issuer’s Form 8-K, and incorporated herein by reference).

Exhibit 6	Shareholders Agreement by and among Power Solutions International, Inc., Weichai America Corp. and the Founding Stockholders, dated as of March 20, 2017 (filed as Exhibit 10.4 to the Issuer’s Form 8-K, and incorporated herein by reference).

Exhibit 7	Strategic Collaboration Agreement between Weichai Power Co., Ltd. and Power Solutions International, Inc., dated March 20, 2017 (filed as Exhibit 10.5 to the Issuer’s Form 8-K, and incorporated herein by reference).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 27, 2017

By:	/s/ Gary S. Winemaster
Name:	Gary S. Winemaster